March 26, 2009
United States Securities and Exchange Commission
450 Fifth Street, NW
Washington, D.C. 20549
Attention: Karen J. Garnett, Assistant Director

Re:	TD AMERITRADE Holding Corporation Registration Statement on Form S-4 Filed February 10, 2009 File No. 333-157208

TD AMERITRADE Holding Corporation Form 10-K for the year ended September 30, 2008 Filed No. 0-49992 Filed November 26, 2008

thinkorswim Group Inc. Form 10-K for the year ended December 31, 2008 Filed No. 0-52012
Dear Ms. Garnett:
     At the request of TD AMERITRADE Holding Corporation (“TD AMERITRADE”) and thinkorswim Group Inc. (“thinkorswim” and, collectively with TD AMERITRADE, the “Companies”), we are submitting the following responses to the comments in your letter (the “Comment Letter”) dated March 13, 2009 and addressed to David L. Lambert, Deputy General Counsel — Finance/Securities of TD AMERITRADE. Courtesy copies of Amendment No. 1 to TD AMERITRADE’s Registration Statement (the “Registration Statement”) marked to show changes from the Registration Statement as filed on February 10, 2009 are enclosed for the convenience of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”). For your convenience, we have included each of the Staff’s comments in italics immediately before TD AMERITRADE’s responses. The page numbers referred to in our responses correspond to the page numbers in Amendment No. 1 to the Registration Statement.

Ms. Karen J. Garnett
Securities and Exchange Commission
March 26, 2009

     We represent TD AMERITRADE only. To the extent any responses relate to information concerning thinkorswim, such response is included in this letter based on information provided to TD AMERITRADE and us by thinkorswim or its representatives.
Registration Statement on Form S-4
Prospectus Cover Page
1.	Please revise the disclosure to clearly state that thinkorswim’s shareholders will not know at the time of the vote the value of the consideration they will receive in the merger.

Response:
In response to the Staff’s comment, we have revised the disclosure on the cover page of the proxy statement/prospectus to clarify that the value of the merger consideration to be received by thinkorswim’s stockholders in the merger will not yet be determined at the time of the special meeting.
2.	Please confirm that you will limit the outside cover page to one page in length in accordance with Item 501(b) of Regulation S-K. Also please highlight the cross-reference to the risk factors section by using prominent type or some other manner of distinguishing it from other text on the cover page. Refer to Item 501(b)(5) of Regulation S-K.

Response:
We confirm that we will limit the outside cover page of the proxy statement/prospectus to one page in length in accordance with Item 501(b) of Regulation S-K. In response to the Staff’s comment, the typeface of the cross-reference to the risk factors section on the cover page of the prospectus has been converted to bold type.
Prospectus Summary, page 1
3.	Please revise to explain why the transaction was structured to involve a two-step merger.

Response:
In response to the Staff’s comment, we have revised the disclosure to add a cross-reference to the tax discussion beginning on page 66 of the proxy statement/prospectus, which has been amended to include an explanation as to why the transaction is structured as a two-step merger.

Ms. Karen J. Garnett
Securities and Exchange Commission
March 26, 2009

4.	We note that the total cash consideration to be paid in the merger is approximately $225 million. Please revise to disclose the source of the cash portion of the consideration. In this regard, we note that the parent company’s condensed balance sheet as of September 30, 2008 states that you have cash and cash equivalents at the parent level of only $989,000.

Response: In response to the Staff’s comment, we have revised the disclosure on page 1 of the proxy statement/prospectus to identify the source of the cash portion of the merger consideration.

We advise the Staff that TD AMERITRADE does not normally maintain significant cash balances at the parent company level. Most of its non-broker-dealer cash is held at subsidiaries TD AMERITRADE Online Holdings Corp. (TDAOH) and TD AMERITRADE Services Co. (TDASC). As of January 31, 2009, TDAOH and TDASC had aggregate cash of approximately $245 million, which is available for dividend to the parent entity. In addition, TD AMERITRADE’s broker-dealer subsidiaries had net capital in excess of the early warning regulatory requirements of approximately $972 million, which is also available for dividend to the parent. Lastly, the parent entity has access to a $300 million revolving line of credit under its credit agreement, as described in Note 11 on page 57 of its Form 10-K for the year ended September 30, 2008. The revolving line of credit is currently unused.
Risk Factors
TD AMERITRADE may fail to realize all of the anticipated benefits of the merger, page 13
5.	We note your disclosure under this subheading regarding the potential business disruptions and other problems which may occur during the integration process. To the extent that such issues present material risks, please revise to discuss each such risk separately.

Response:
In response to the Staff’s comment, we have combined the cited risk factor with the risk factor immediately following it on page 13 of the proxy statement/prospectus, and have revised the disclosure to elaborate on the nature of the integration-related risk.

Ms. Karen J. Garnett
Securities and Exchange Commission
March 26, 2009

Failure to retain key employees could diminish the anticipated benefits of the merger, page 13
6.	Please revise to identify the particular personnel that are key to achieving the anticipated benefits of the merger.

Response:
We advise the Staff that identification by name of the particular personnel that are key to achieving the anticipated benefits of the merger is not possible at this time. The process of identifying these individuals will be ongoing throughout the integration process until the merger is completed. In general, however, the personnel critical to the business and operations of the combined company will include the management teams of thinkorswim, the sales and client facing groups, the trading group and certain key technology personnel. In response to the Staff’s comment, we have revised the disclosure in the cited risk factor to specify the categories of personnel that TD AMERITRADE believes are key to achieving the anticipated benefits of the merger.
The shares of TD AMERITRADE common stock to be received by thinkorswim stockholders as a result of the merger will have different rights from the shares of thinkorswim common stock, page 15
7.	Please revise to discuss in more detail why the differences in stockholder rights present a risk to thinkorswim stockholders.

Response:
In response to the Staff’s comment, we have revised the disclosure on page 15 of the proxy statement/prospectus to delete the cited risk factor in its entirety. The immediately preceding risk factor on page 15 of the proxy statement/prospectus describes the risks to thinkorswim stockholders as a result of differing stockholder rights.
The Special Meeting
Solicitation of Proxies, page 18
8.	We note your disclosure that Georgeson Inc. and IRC, Inc. have been engaged to assist in the solicitation of proxies from the shareholders. Please disclose the material features of the contracts between the registrant and each of Georgeson and IRC with respect to the distribution and solicitation of proxies. Please refer to Item 18 of Form S-4 and Item

Ms. Karen J. Garnett
Securities and Exchange Commission
March 26, 2009

4(a)(3) of Schedule 14A. Please also tell us whether any portion of Georgeson’s $25,000 is contingent upon the closing of the merger transaction.

Response:
In response to the Staff’s comment, we have revised the disclosure on page 18 of the proxy statement/prospectus to include additional information regarding the arrangements with Georgeson and ICR. thinkorswim confirms that no portion of Georgeson’s $25,000 fee is contingent upon the closing of the merger transaction.
9.	In light of your arrangements with Georgeson and IRC, please also confirm that you will file any scripts, outlines, instructions or other written materials you will furnish to individuals soliciting proxies. Refer to Rule 14a-6(c) of Regulation 14A.

Response: thinkorswim confirms that it will comply with the requirements of Rule 14a-6(c) of Regulation 14A.
Voting Rights and Vote Required, page 18
10.	Refer to the carry-over paragraph at the top of page 19. The disclosure states that failure to vote “will have no effect on the exchange program proposal or the adjournment proposal.” This statement appears to be inconsistent with the preceding sentence, which states that “failure to instruct your broker to vote” will have the same effect as a vote against the proposals. Please revise to reconcile these two statements or explain to us how they are consistent.

Response:
In response to the Staff’s comment, we have revised the disclosure on page 19 of the proxy statement/prospectus to indicate that with respect to the exchange program proposal and the adjournment proposal, a person’s failure to instruct her broker has the same result as the failure to vote, i.e., no effect on these proposals.

Ms. Karen J. Garnett
Securities and Exchange Commission
March 26, 2009

Thinkorswim Proposal I — The Merger
Background of the Merger, 22
11.	Please revise to disclose how and when discussions with Party A ended in 2007.

Response:
In response to the Staff’s comment, we have revised the disclosure on page 22 of the proxy statement/prospectus to disclose additional information about the end of discussions with Party A in 2007.
12.	We note that you entered into a reciprocal confidentiality agreement with Party B on May 16, 2008 to explore the possibilities for a strategic transaction. Please confirm that such agreement did not contain a “no-shop” provision or any other restrictions on the board’s ability to actively solicit other merger options.

Response:
thinkorswim confirms that the May 16, 2008 confidentiality agreement with Party B did not contain a “no-shop” provision or any other restrictions on the board’s ability to actively solicit other merger options.
13.	We note disclosure throughout this section regarding thinkorswim’s relationship with Paragon Capital Partners, LLC in evaluating the merits of potential transactions. Please tell us whether Paragon prepared any information that was material to the board’s decision to approve the transaction. Refer to Item 4(b) of Form S-4.

Response:
To the extent information provided by Paragon was material to the board’s decision to approve the transaction, it is described in the “Background of the Merger” section of the proxy statement/prospectus.
thinkorswim’s Reasons for the Merger and Recommendation of the thinkorswim Board of Directors, page 28
14.	Please expand your disclosure to explain in more detail how each of the listed factors affected the board’s determination. Provide a similar expanded discussion on page 41 for TD AMERITRADE’s reasons for pursuing the merger.

Ms. Karen J. Garnett
Securities and Exchange Commission
March 26, 2009

Response:
In response to the Staff’s comment regarding thinkorswim’s reasons for the merger, we have revised the disclosure under “thinkorswim’s Reasons for the Merger; Recommendation of the thinkorswim Board of Directors” on pages 28 — 30 of the proxy statement/prospectus to divide the material factors considered by the thinkorswim board of directors into two categories. One category of factors that the directors believed supported their decision to recommend the merger and a separate category of factors that the board considered to be risks or negative factors concerning the merger and the merger agreement. thinkorswim believes this division of the factors will illustrate for shareholders how each of the listed factors affected the board’s determination. As explained on page 30 the proxy statement/prospectus, the individual members of the thinkorswim board of directors may have given different weights to different factors. thinkorswim does not believe it to be practical to quantify or assign relative weights to the specific factors considered.

In response to the Staff’s comment regarding TD AMERITRADE’s reasons for the merger, as explained on page 42 of the proxy statement/prospectus, the TD AMERITRADE board of directors did not find it practicable to, and did not, make specific assessments of, or quantify or otherwise assign relative weights to the specific factors considered in reaching its decision. Instead, the decision was made after consideration of all of the listed factors as a whole. Furthermore, the individual members of the TD AMERITRADE board of directors may have given different weights to different factors. Consequently, TD AMERITRADE does not believe it is possible to provide further disclosure on how each of the listed factors affected the board’s determination.
15.	Refer to the fifth bullet point on page 29. Please revise to quantify the anticipated cost savings considered by the board. If the board did not quantify the anticipated cost savings, please disclose that fact and explain why it did not.

Response:
In response to the Staff’s comment, we have revised the disclosure on page 29 of the proxy statement/prospectus to quantify the anticipated cost savings and other synergies considered by the thinkorswim board of directors.

Ms. Karen J. Garnett
Securities and Exchange Commission
March 26, 2009

Opinion of UBS Securities LLC, page 30
16.	Please provide us with any analyses, reports, presentations or other similar materials, provided to or prepared by UBS in connection with rendering its fairness opinion. We may have further comment upon receipt of these materials.

Response:
In response to the Staff’s request, the presentation materials prepared by UBS Securities LLC for the thinkorswim board of directors at its January 7, 2009 meeting and summarized under the caption “Opinion of UBS Securities LLC” are being provided to the Staff under separate cover by counsel for UBS on a confidential and supplemental basis pursuant to Rule 12b-4 under the Exchange Act of 1934, as amended, and Rule 418 under the Securities Act of 1933, as amended. In accordance with such Rules, counsel for UBS has requested that these materials be returned promptly following completion of the Staff’s review thereof. By separate letter, counsel for UBS also has requested confidential treatment of these materials pursuant to the provisions of 17 C.F.R. § 200.83.
17.	Please revise the disclosure under this subheading and elsewhere in the filing to clarify whether UBS has opined on the fairness of underwater stock option exchange plan.

Response:
thinkorswim believes the current disclosure appearing on page 31 of the proxy statement/prospectus addresses the Staff’s comment. Specifically, such disclosure indicates that UBS was not asked to, and it did not, offer any opinion as to the terms, other than the per share merger consideration to the extent expressly specified in UBS’ opinion, of the merger agreement and that UBS expressed no opinion as to the fairness of the amount or nature of any compensation to be received by any officers, directors or employees of any parties to the transaction, or any class of such persons, relative to the per share merger consideration. However, in light of the Staff’s comment, the disclosure on page 32 of the proxy statement/prospectus has been revised in response to the Staff’s comment.
thinkorswim Financial Analyses, page 32
18.	Please provide a more detailed discussion of how the comparable companies were selected for both the comparable company analysis and comparable transaction analysis.

Ms. Karen J. Garnett
Securities and Exchange Commission
March 26, 2009

Response:
thinkorswim believes the current disclosure appearing on pages 32 through 35 addresses the Staff’s comment. Specifically, such disclosure indicates that the selected companies and selected transactions were companies and transactions in the online brokerage industry, which is the industry in which thinkorswim and TDAMERITRADE operate. However, in light of the Staff’s comment, clarifying revisions have been made in this regard to the disclosure on pages 32 through 35 of the proxy statement/prospectus.
Miscellaneous, page 36
19.	To the extent applicable, please discuss any portion of the UBS fee that is contingent upon completion of the merger.

Response: In response to the Staff’s comment, we have revised the disclosure on page 36 of the proxy statement/prospectus.
Equity Compensation Awards, page 37
20.	Please revise the first paragraph to describe in more detail the “option exchange ratio” or provide a cross-reference to the definition elsewhere in the prospectus.

Response:
In response to the Staff’s comment, we have revised the first paragraph on page 37 of the proxy statement/prospectus to include a cross-reference to a more detailed discussion of the option exchange ratio.
Barba Employment Agreement Amendment, page 39
21.	Please disclose whether Mr. Barba is entitled to any additional compensation or perquisites while he serves as the Integration Advisor. Please also confirm that there are no variances in the severance package he is to receive upon his termination as compared to the terms of his original employment contract.

Response:
In response to the Staff’s comment, we have supplemented the disclosure on page 40 of the proxy statement/prospectus to state that Mr. Barba is not entitled to any additional compensation or perquisites while he serves as the Integration Advisor. In addition, TD

Ms. Karen J. Garnett
Securities and Exchange Commission
March 26, 2009

AMERITRADE confirms that there are no variances from his original employment contract with thinkorswim as to Mr. Barba’s severance package that he would receive for his termination from TD AMERITRADE following the consummation of the merger, other than with respect to the extension of the post-termination exercise period of Mr. Barba’s vested, exercisable options, as currently disclosed on pages 39 and 40 of the proxy statement/prospectus.
22.	We note your reference to Mr. Barba’s lock-up agreement. Please disclose the total amount of shares to be issued to him as merger consideration which are subject to this restriction.

Response:
In response to the Staff’s comment, we have supplemented the disclosure on page 40 of the proxy statement/prospectus to set forth the total amount of shares to be issued to Mr. Barba as merger consideration which are subject to the lock-up.
Sheridan and Sosnoff Employment Agreement, page 40
23.	Please disclose the termination date of the employment agreements with Mr. Sheridan and Mr. Sosnoff.

Response:
In response to the Staff’s comment, we have supplemented the disclosure on page 40 of the proxy statement/prospectus to include the termination dates of the employment agreements between TD AMERITRADE and each of Mr. Sheridan and Mr. Sosnoff.
TD AMERITRADE’s Reasons for the Merger, page 41
24.	Refer to the fifth bullet point under potential benefits. Please revise to quantify the expected accretion resulting from the merger. If the board did not quantify the expected accretion, please disclose that fact and explain why it did not.

Response:
In response to the Staff’s comment, we have supplemented the disclosure on page 42 of the proxy statement/prospectus to quantify the expected fiscal year 2010 and anticipated first full-year accretion resulting from the merger.

Ms. Karen J. Garnett
Securities and Exchange Commission
March 26, 2009

25.	Please revise the next-to-last bullet point under negative factors to identify the specific additional demands that the acquisition would place on management and the risks associated with those demands. Also, revise the last bullet point to describe in more detail the particular risks and costs associated with the SEC Investigation.

Response: In response to the Staff’s comment, we have revised the disclosure on page 42 of the proxy statement/prospectus to provide the additional requested detail.
Litigation Relating to the Merger, page 47
26.	Please add a risk factor to disclose the potential risk related to the lawsuits brought by certain of thinkorswim’s shareholders, including the negative impact on thinkorswim’s stock price. If you believe that the litigation does not present a material risk, please tell us the basis for your belief.

Response:
We submit that the risks posed by the stockholder lawsuits described on page 47 are already fully described in the risk factor on page 16 captioned “Failure to complete the merger could negatively affect thinkorswim’s stock price and its future business and operations”, which sets forth the risks if the merger is not completed for any reason, including the risk that thinkorswim’s stock price may decline. In response to the Staff’s comment, we have amended the risk factor on page 16 to reference the possibility of the merger being enjoined as a result of the ongoing stockholder litigation.
The Merger Agreement page 47
27.	Please revise to include a summary of the amendment and waiver provisions of the merger agreement, as provided in Sections 8.4 and 8.5 of the agreement. Also, disclose how you will notify shareholders of any amendments or waivers to the merger agreement that do not require stockholder approval.

Response:
In response to the Staff’s comment, we have supplemented the disclosure on page 64 of the proxy statement/prospectus to include a description of the amendment and waiver provisions of the merger agreement, and to state how the parties will inform thinkorswim stockholders of any such amendments or waivers.

Ms. Karen J. Garnett
Securities and Exchange Commission
March 26, 2009

28.	Please revise to briefly describe the mechanics of the second-step merger.

Response:
In response to the Staff’s comment, the disclosure on page 48 of the proxy statement/prospectus has been supplemented to provide a more complete description of the mechanics of the second-step merger.
Per Share Merger Consideration, page 47
29.	Please explain to us and revise the disclosure to clarify why the per share consideration is issued in the first-step merger rather than the second-step merger. We note that thinkorswim is the surviving company in the first-step merger.

Response:
As discussed in response to the Staff’s comment number 28 above, the first-step merger is a reverse triangular merger pursuant to which Merger Sub One merges with and into thinkorswim. thinkorswim stock existing prior to the merger is converted, as a result of the merger, into the right to receive the merger consideration, while the stock of Merger Sub One is converted into stock of the interim surviving corporation, thinkorswim. The second-step merger is a forward triangular merger pursuant to which thinkorswim, as the interim surviving corporation, and a wholly-owned subsidiary of TD AMERITRADE as a result of the first-step merger, is merged with and into Merger Sub Two, another wholly-owned subsidiary of TD AMERITRADE. As a result of the second-step merger, the common stock of the “interim” surviving corporation is converted into common stock of Merger Sub Two. We have supplemented the disclosure on page 48 of the proxy statement/prospectus to clarify this point.
thinkorswim Stock Options, page 48
30.	Please provide an example to illustrate the option exchange ratio. Currently, the meaning of the amount described in (Y) of the first bullet point is not clear.

Response: In response to the Staff’s comment, we have revised the disclosure on page 49 of the proxy statement/prospectus to include examples of the calculation of the option exchange ratio.

Ms. Karen J. Garnett
Securities and Exchange Commission
March 26, 2009

Covenants: Conduct of Business Prior to the Merger
Interim Conduct of the Business, page 52
31.	We note that thinkorswim is subject to certain restrictive covenants prior to the effectiveness of the merger, “with certain exceptions.” Please provide detailed disclosure regarding such exceptions.

Response:
In response to the Staff’s comment, we have revised the disclosure in this section of the proxy statement/prospectus to provide detail on the “certain exceptions” to thinkorswim’s obligation to comply with the restrictive covenants.
Material United States Federal Income Tax Consequences of the Merger, page 65
32.	Please revise to disclose, if true, that the description of federal income tax consequences is based on the opinion of tax counsel and name counsel. Currently, the disclosure indicates only that receipt of the tax opinions is a condition to consummation of the merger. We also note, however, that you intend to file tax opinions as an exhibit to the registration statement.

Response:
In response to the Staff’s comment, we have revised the disclosure on page 66 of the proxy statement/prospectus to clarify that the description of federal income tax consequences is based on the opinion of Wilson Sonsini Goodrich & Rosati, counsel to TD AMERITRADE, and Cleary Gottlieb Steen & Hamilton LLP, counsel to thinkorswim. We confirm that the parties intend to file tax opinions of their respective tax counsel as exhibits to the registration statement. In response to the Staff’s request in Staff comment number 39 below, we are submitting drafts of the tax opinions with this letter.
United States federal income tax consequences to U.S. holders if the merger is a reorganization, page 66
33.	The disclosure indicates that the transaction will be taxable to holders of thinkorswim common stock. Please tell us why this tax treatment is consistent with a reorganization under Section 368(a) of the Internal Revenue Code.

Ms. Karen J. Garnett
Securities and Exchange Commission
March 26, 2009

Response:
In response to the Staff’s comment, we submit that a taxpayer receiving cash and stock in a transaction qualifying as a reorganization generally will recognize taxable gain equal to the lesser of (i) the amount of cash received by the taxpayer (excluding any cash received in lieu of fractional shares) and (ii) the gain realized by the taxpayer. In response to the Staff’s comment, we have revised the disclosure on page 67 of the proxy statement/prospectus to clarify that gain realized in a transaction that qualifies as a reorganization is taxable only to the extent of the cash received.
thinkorswim Proposal 3 — Exchange Program, page 75
34.	Please tell us why thinkorswim is required to obtain stockholder approval of the exchange program.

Response:
In response to the Staff’s comment, we submit that Section 4350(i)(1)(A) of the Nasdaq Stock Market Rules requires stockholder approval when a stock option plan or other equity-based compensation program under which awards may be granted to officers, directors, employees or consultants is established or materially amended.

Nasdaq Stock Market Rule 4350(i)(1)(A) states that a “material amendment” includes an amendment which authorizes the repricing of outstanding stock options or otherwise approves of any reduction in the purchase price of outstanding awards.

Consequently, we are of the view that the implementation of the exchange program under the thinkorswim Second Amended and Restated 2001 Stock Option Plan, which offers stock settled restricted stock units in exchange for underwater options, would be considered a material amendment which requires the approval of thinkorswim stockholders.
35.	We note that proposal 3 also includes a proposal to approve an amendment to the 2001 Stock Option Plan to permit the grant of restricted stock units. These appear to be two distinct proposals that should be presented to shareholders for separate votes. Please revise as appropriate or tell us why you believe it is appropriate to bundle these two proposals together.

Ms. Karen J. Garnett
Securities and Exchange Commission
March 26, 2009

Response:
As the Staff correctly notes, proposal 3 in the Form S-4 does in fact request that thinkorswim stockholders approve both the option exchange program and an amendment to the thinkorswim Second Amended and Restated 2001 Stock Option Plan to permit the grant of restricted stock units.

As discussed in our response to Staff comment number 34 above, the implementation of the option exchange program itself requires stockholder approval. In addition, Section 4350(i)(1)(A) of the Nasdaq Stock Market Rules also provides that a “material amendment” (which would require stockholder approval) includes the addition of a new type of award under the plan. Consequently, the addition to the thinkorswim Second Amended and Restated 2001 Stock Option Plan of the ability to grant restricted stock units also requires the approval of thinkorswim stockholders.

We believe it is appropriate to bundle both of these stockholder approval requirements together given that the option exchange program could not be completed, even if stockholders had approved a distinct stockholder proposal to authorize the program, unless the stockholders also had approved the distinct stockholder proposal to amend the thinkorswim Second Amended and Restated 2001 Stock Option Plan to permit the granting of restricted stock units.

As we describe in more detail in proposal 3 beginning on page 77 of the proxy statement/prospectus, the option exchange proposal requests thinkorswim stockholders to approve a program by which outstanding underwater options can be replaced with a lesser number of restricted stock units. In order to implement the option exchange program, stockholders must approve both the option exchange proposal itself and the amendment to the plan to permit the grant of restricted stock units.

We believe the Form S-4 accurately describes what stockholders are being asked to approve in proposal 3 and that if the Staff required the proposal to be divided into two separate proposals, the stockholders may be confused by the unnecessary complication and formality. Perhaps more importantly, the approval of just the proposal to authorize the option exchange program, followed by the failure of the stockholders to approve the proposal to authorize the grant of restricted stock units would not only frustrate the purpose of the option exchange program, but it would render moot the stockholders approval of the option exchange program, given thinkorswim would not be authorized to issue the restricted stock units in exchange for the options as required by the option

Ms. Karen J. Garnett
Securities and Exchange Commission
March 26, 2009

exchange proposal. Similarly, it is otherwise unnecessary to authorize restricted stock units under the plan if the stockholders do not approve the option exchange program.

Consequently, we respectfully request that proposal 3 remain unchanged.
36.	Please revise to clearly state that a vote for or against the exchange program has no impact on a shareholder’s eligibility to participate in the program if it is approved.

Response:
In response to the Staff’s comment, we have revised the disclosure on page 77 of the proxy statement/prospectus to clearly state that a vote for or against the exchange program has no impact on a shareholder’s eligibility to participate in the program if it is approved.
Agreement and Plan of Merger, Appendix A
37.	Please file a list identifying the contents of all omitted schedules. Also, please provide us with copies of the Company Disclosure Schedule and the Parent Disclosure Schedule that are referenced in the definition of Material Adverse Effect.

Response:
We note that the only schedules to the merger agreement are the Company Disclosure Schedule and the Parent Disclosure Schedule, both of which are clearly identified and defined in Appendix A, and the contents of which consists of qualifications to the representations, warranties and covenants given by the parties to the merger agreement, as described on page 51 of the proxy statement/prospectus. We believe that there are no material omissions resulting from the omission of the filing of the disclosure schedules or further disclosure of their contents.

In response to the Staff’s request, the Company Disclosure Schedule and the Parent Disclosure Schedule are being provided to the Staff under separate cover on a confidential and supplemental basis pursuant to Rule 12b-4 under the Exchange Act of 1934, as amended, and Rule 418 under the Securities Act of 1933, as amended. We also have requested confidential treatment of these materials pursuant to the provisions of 17 C.F.R. § 200.83.

Ms. Karen J. Garnett
Securities and Exchange Commission
March 26, 2009

Item 22. Undertakings, page II-3
38.	Please revise to include the undertakings required Items 512(a)(5) and 512(a)(6) of Regulation S-K. Alternatively, tell us why you believe the undertakings are not applicable.

Response: In response to the Staff’s comment, we have amended the registration statement to include the undertakings set forth in Item 512(a)(5) and Item 512(a)(6) of Regulation S-K.
Exhibits
39.	Please file all remaining exhibits as soon as possible. Upon review, we may have further comments. If you are not prepared to file the legal and tax opinions with your next amendment, please provide drafts of the opinions for us to review.

Response: In response to the Staff’s comment, we are providing with this letter drafts of the legal and tax opinions for the Staff’s review.
TDAMERITRADE Holding Corporation Annual Report on Form 10-K for the fiscal year ended September 30, 2008
General
40.	Please note that we will not be in a position to declare your registration statement effective until we have resolved all comments on the Form 10-K.

Response: We acknowledge that the Staff will not be in a position to declare the registration statement effective until it has resolved all comments on TD AMERITRADE’s annual report on Form 10-K.
Item 1. Business Strategy, page 3
41.	We note your disclosure under this subheading regarding your operating expense per trade being among the lowest of any of your publicly-traded competitors. Please provide

Ms. Karen J. Garnett
Securities and Exchange Commission
March 26, 2009

us with independent, third-party support for this statement or otherwise tell us the basis for this disclosure.

Response:
As described under the “Competition” heading on page 8 of TD AMERITRADE’s Annual Report on Form 10-K, TD AMERITRADE’s primary competitors in the electronic brokerage services industry are E*Trade Financial Corporation, The Charles Schwab Corporation, Fidelity Investments and Scottrade, Inc. Of these peers, only E*Trade and Schwab are publicly traded. The following table presents operating expense per trade for the 12 months ended September 30, 2008 for TD AMERITRADE and its publicly traded competitors. All data is based on publicly available financial and operating information from the companies’ SEC filings and earnings releases.

	Operating
	Expense(1)	Total Trades	Operating Expense
Company	(in millions)	(in millions)	Per Trade
TD AMERITRADE	$1,196	78.43	$15.25
E*Trade Financial Corporation (2)	$1,000	46.55	$21.48
The Charles Schwab Corporation (3)	$2,139	68.38	$31.28

(1) Excludes interest expense on borrowings for all companies.

(2) Based on “Daily Average Revenue Trades (DARTs)” as defined by E*Trade and operating expenses for E*Trade’s Retail segment.

(3) Based on “Revenue trades” as defined by Schwab and operating expenses for Schwab’s Investor Services segment.
Products and Services, page 5
42.	For each of the products and services listed in this section, please disclose the approximate amount or percentage of total revenue contributed by each, to the extent that such products or services accounted for ten percent or more of your consolidated revenues in any of the last three fiscal years. Please refer to Item 101(c)(i) of Regulation S-K.

Ms. Karen J. Garnett
Securities and Exchange Commission
March 26, 2009

Response:
Item 101(c)(1)(i) states, in part: “In addition, state for each of the last three fiscal years the amount or percentage of total revenue contributed by any class of similar products or services which accounted for 10% or more of consolidated revenue in any of the last three fiscal years...” Client trading of equities, ETFs, options, mutual funds and fixed income securities constitutes a class of similar services. We propose to amend the Annual Report on Form 10-K to add the following disclosure after the bullet points on page 5 thereof:
“We earn commissions and transaction fees on client trades in common and preferred stock, ETFs, options, mutual funds and fixed income securities. Margin lending and the related securities lending business generate net interest revenue. Cash management services and fee-based mutual funds generate money market deposit account fees and investment product fee revenues. The following table presents the percentage of net revenues contributed by each class of similar services during the last three fiscal years:”

	Percentage of Net Revenues
		Fiscal Year Ended
Class of Service	Sept. 30, 2008	Sept. 30, 2007	Sept. 28, 2006
Commissions and transaction fees	40.1%	37.4%	40.9%
Net interest revenue	21.7%	25.6%	38.6%
Money market deposit account fees	24.8%	24.6%	10.3%
Investment product fees	12.2%	10.7%	7.8%
Other revenues	1.2%	1.7%	2.4%

Net revenues	100.0%	100.0%	100.0%

Regulation, page 8
43.	We note your disclosure on page 11 under the Risk Factors subheading regarding SEC and FINRA-mandated net capital requirements. Please provide a more detailed discussion of your net capital requirements. Please also describe other regulations that

Ms. Karen J. Garnett
Securities and Exchange Commission
March 26, 2009

may affect your business, such as the client privacy regulations you identify on page 12 under the Risk Factors subheading. Refer to Item l01(c)(1)(xii) of Regulation S-K.
Response:
We propose to amend the Form 10-K to revise the first paragraph under “Regulation” on page 8 of the Form 10-K to provide a more detailed discussion of TD AMERITRADE’s net capital requirements as follows (new language is underlined):
“The securities industry is subject to extensive regulation under federal and state law. Broker-dealers are required to register with the U.S. Securities and Exchange Commission (“SEC”) and to be members of FINRA. Our broker-dealer subsidiaries are subject to the requirements of the Securities Exchange Act of 1934 (the “Exchange Act”) relating to broker-dealers. These regulations establish, among other things, minimum net capital requirements for our broker-dealer subsidiaries. For our clearing broker-dealer subsidiary (TDA Clearing), this minimum net capital level is determined by a calculation described in Rule 15c3-1 that is primarily based on “aggregate debits,” which primarily are a function of client margin balances. TDA Clearing is required to maintain minimum net capital of 2% of aggregate debits. Since our aggregate debits may fluctuate significantly, our minimum net capital requirements may also fluctuate significantly from period to period. TDA Inc., our introducing broker-dealer subsidiary, is required to maintain a minimum dollar amount of net capital, which was $250,000 as of September 30, 2008.
Certain of our subsidiaries are also registered as investment advisors under the Investment Advisers Act of 1940. We are also subject to regulation in all 50 states and the District of Columbia, including registration requirements.”
We also propose to add the following paragraph to the “Regulation” section to address other regulations that may affect TD AMERITRADE’s business:
“We are subject to a number of state and federal laws applicable to companies conducting business on the Internet that address client privacy, system security and safeguarding practices and the use of client information. For additional, important information relating to government regulation, please review the information set forth under the heading “Risk Factors Relating to the Regulatory Environment” in Item 1A — Risk Factors of this Form 10K.”

Ms. Karen J. Garnett
Securities and Exchange Commission
March 26, 2009

We do not believe Item l0l(c)(1)(xii) is applicable, as it relates to environmental discharge and protection, which is not a significant issue for TD AMERITRADE as a financial services company.
Intellectual Property Rights, page 8
44.	We note your disclosure on page 3 under the Operations subheading and again on page 4 under the Strategy subheading regarding proprietary platforms and research tools. We also note your disclosure of several registered marks associated with your business. In light of the stated importance of your intellectual property to your industry standing, please expand the disclosure under the Intellectual Property Rights subheading to describe in greater detail your intellectual property. Please also identify any patents that you hold. Please refer to Items 101(c)(1)(iii) and (iv) of Regulation S-K.

Response: We propose to amend the Annual Report on Form 10-K to expand the disclosure under the “Intellectual Property Rights” subheading as follows (new language is underlined):

“Our success and ability to compete are dependent to a significant degree on our intellectual property, which includes our proprietary technology, trade secrets and client base. We rely on copyright, trade secret, trademark, domain name, patent and contract laws to protect our intellectual property and have utilized the various methods available to us, including filing applications for patents and trademark registrations with the United States Patent and Trademark office and entering into written licenses and other technology agreements with third parties. Our patented and patent pending technologies include stock indexing and investor education technologies, as well as innovative trading and analysis tools. Our trademarks include both our primary brand TD AMERITRADE as well as brands for other products and services. A substantial portion of our intellectual property is protected by trade secrets. The source and object code for our proprietary software is also protected using applicable methods of intellectual property protection and general protections afforded to confidential information. In addition, it is our policy to enter into confidentiality and intellectual property ownership agreements with our employees and confidentiality and noncompetition agreements with our independent contractors and business partners, and to control access to and distribution of our intellectual property.”

Ms. Karen J. Garnett
Securities and Exchange Commission
March 26, 2009

Item 1 A. Risk Factors
45.	Disclosure in Note 17 to your consolidated financial statements describes the risk that you may be liable under your guarantees to securities clearinghouses and exchanges. Please provide a risk factor that discusses this risk.

Response:
TD AMERITRADE discloses its guarantees to securities clearinghouses and exchanges in Note 17 in order to comply with the disclosure requirements of FASB Interpretation No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others. However, the potential for TD AMERITRADE to be required to make payments under these guarantees is considered remote. TD AMERITRADE has not been required to make any payments under these guarantees, even during the unusual market conditions of the past several months. Therefore, TD AMERITRADE does not believe that this remote risk warrants disclosure as one of “most significant factors that make the offering speculative or risky” under item 503(c) of Regulation S-K.
System failures, delays and capacity constraints..., page 10
46.	Please provide more detailed disclosure regarding why temporary disruptions in service could result in regulatory sanctions and additional regulatory burdens.

Response: We propose to amend the Annual Report on Form 10-K to expand the disclosure in the last bullet point of the risk factor as follows (new language underlined):

“— regulatory sanctions or additional regulatory burdens, based on the authority of the SEC and FINRA to enforce regulations regarding business continuity planning and the ability to adequately service clients.”
We will need to introduce new products..., page 11
47.	We note your disclosure under this subheading regarding the risk associated with the development of new products and its correlation to your profitability. Because technology investments appear to be important to the sustained growth of your business, please provide a description of your research and development activities in Item 1. Refer to Item 101(c)(1)(xi) of Regulation S-K.

Ms. Karen J. Garnett
Securities and Exchange Commission
March 26, 2009

Response:
Although TD AMERITRADE does incur some costs each year for internal software development, the vast majority of its technology investments consist of hardware and software purchased from third parties. Item 101(c)(1)(xi) states, in part: “If material, the estimated amount spent during each of the last three fiscal years on company-sponsored research and development activities determined in accordance with generally accepted accounting principles.” The estimated amount spent by TD AMERITRADE during each of the last three fiscal years on research and development activities was less than 3% of its total operating expense. Therefore, TD AMERITRADE does not believe the disclosure under Item 101(c)(1)(xi) is warranted due to immateriality.
Item 5. Market for Registrant’s Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities
Purchases of Equity Securities by the Issuer and Affiliated Purchasers, page 19
48.	Please confirm whether the repurchase plan has an expiration date. Please refer to Instruction 2(c) to paragraph (b)(3) and (b)(4) of Item 703 of Regulation S-K.

Response: We confirm to the Staff that the repurchase plan did not have an expiration date.
Item 7A. Quantitative and Qualitative Disclosures About Market Risk, page 41
49.	Please provide the quantitative disclosure regarding the liquidity rate risk that you identify on page 9 under the Risk Factors subheading as required by Item 305(a) of Regulation S-K or tell us why disclosure is not warranted.

Response:
The liquidity risk discussed on page 9 of TD AMERITRADE’s Annual Report on Form 10-K is not a risk regarding “market risk sensitive instruments” as described in Item 305(a). It is a risk regarding TD AMERITRADE’s general ability to obtain financing for the assets on its balance sheet. This risk is not related to changes in market rates or prices, but rather to changes in the composition of TD AMERITRADE’s balance sheet that may be beyond its control. For example, if clients were to decrease the cash held in brokerage accounts substantially, TD AMERITRADE may have to obtain alternative financing to support other clients’ margin loan balances, such as securities lending or

Ms. Karen J. Garnett
Securities and Exchange Commission
March 26, 2009

borrowings on its existing lines of credit. Such changes in the composition of TD AMERITRADE’s balance sheet are not based on market rates or prices. Therefore, the market risk disclosures required by Item 305 are not applicable to the liquidity risk described on page 9 of the Annual Report on Form 10-K. Quantitative disclosure regarding TD AMERITRADE’s market risk sensitive instruments is provided under the heading “Interest Rate Risk” in Item 7A of its Annual Report on Form 10-K.
Consolidated Balance Sheets, page 44
50.	Please tell us, and disclose in your footnotes in future filings, what the line items Receivable from clients and Payable to clients consist of, how you account for these assets/liabilities, and how these balances influence your income statements. Additionally, please tell us if the client excess margin securities of $9.5 billion referred to in note 17 relate to these receivables and how.

Response:
Receivable from clients primarily consists of margin loans to clients and is carried at the amount receivable, net of an allowance for doubtful accounts. Payable to clients primarily consists of client cash held in brokerage accounts and is carried at the amount of client cash on deposit. TD AMERITRADE earns interest revenue and pays interest expense on its receivable from client and payable to client balances, respectively. The interest revenue and expense are included in net interest revenue on the consolidated statements of income. TD AMERITRADE will include an accounting policy for receivables from and payables to clients in the footnotes to the financial statements in future Form 10-K filings.

The client excess margin securities of $9.5 billion referred to in Note 17 do relate to receivables from clients. Under SEC Rule 15c3-3, client excess margin securities generally represent those securities carried in client margin accounts having a market value in excess of 140% of the client’s debit balances (client margin loans).
Consolidated Statements of Cash Flows, page 47
51.	Please tell us what the line item Decrease in trust account deposits consists of, and what balance sheet line items are affected by this decrease.

Ms. Karen J. Garnett
Securities and Exchange Commission
March 26, 2009

Response:
The Decrease in trust account deposits line item relates to TD AMERITRADE’s acquisition of Fiserv Trust Company in February 2008. TD AMERITRADE assumed $1.1 billion of trust account deposits in the acquisition, as disclosed in the preliminary purchase price allocation table in Note 2 on page 52 of its Annual Report on Form 10-K. In August 2008, TD AMERITRADE combined its trust company subsidiaries by completing a merger of Fiserv Trust Company with and into TD AMERITRADE Trust Company (TDATC), with TDATC as the surviving company. TDATC is a non-depository trust company, which may not hold client deposits. Therefore, immediately prior to the merger with TDATC, the Fiserv Trust Company trust account deposit balances were swept into TD Bank USA, N.A. under the Money Market Deposit Account agreement and are no longer carried on TD AMERITRADE’s books. Because both the acquisition of Fiserv Trust Company and the subsequent merger of Fiserv Trust Company into TDATC occurred during fiscal 2008, trust account deposits do not appear on TD AMERITRADE’s balance sheet as of September 30, 2008 or September 30, 2007. The Decrease in trust account deposits line item on the cash flow statement reflects the decrease in trust account deposits from the acquisition of Fiserv Trust Company in February 2008 to the merger with TDATC in August 2008.
Note 1. Nature of Operations and Summary of Significant Accounting Policies, page 48
52.	Please tell us and disclose in future filings how you recognize revenue related to money market deposit account fees and investment product fees and tell us if any of these revenues are derived from related parties.

Response:
TD AMERITRADE recognizes revenue related to money market deposit account (MMDA) fees in the period the fees are earned, as described under the heading “Money Market Deposit Account Agreement” in Note 20 — Related Party Transactions on page 69 of its Annual Report on Form 10-K. All MMDA fee revenues are derived from a related party as disclosed in Note 20.

Investment product fee revenue is recognized in the period earned and consists of revenues earned on client assets invested in money market mutual funds, other mutual funds and TD AMERITRADE programs such as AdvisorDirect and Amerivest. A portion of investment product fee revenues is derived from a related party, as disclosed

Ms. Karen J. Garnett
Securities and Exchange Commission
March 26, 2009

under the heading “Mutual Fund Agreements” in Note 20 on pp. 69-70 of TD AMERITRADE’s Annual Report on Form 10-K.

TD AMERITRADE will include accounting policies for MMDA fees and investment product fees in the Summary of Significant Accounting Policies in future Form 10-K filings.
Note 3. Goodwill and Acquired Intangible Assets, page 52
53.	We note that you amortize your client relationships intangible assets over periods up to 23 years, and given your amortization expense, it appears the average useful life is at the higher end of that range. Please tell us how you determined it was appropriate to amortize these relationships over such extended periods, and if you have given any consideration to how the recent events in the financial markets could impact these useful lives.

Response:
For each of its material acquisitions, TD AMERITRADE engaged an independent third-party valuation firm to assist in determining the fair value and useful life of the client relationship intangible assets. The valuation firm evaluated historical client attrition rates of the acquired company in order to calculate the expected life of the client relationships. The weighted-average amortization period of TD AMERITRADE’s client relationship intangible assets is approximately 17.2 years.

At the end of each fiscal year, TD AMERITRADE calculates the attrition for the client accounts associated with each of its past acquisitions individually, in order to determine whether the attrition rates indicate that the amortization periods may be too long. Its analysis as of September 30, 2008 did not indicate any excessive attrition and therefore no adjustments were made to amortization periods.

Recent events in the financial markets do not appear to be significantly impacting the useful lives of TD AMERITRADE’s client relationships. Its overall annualized client attrition rate for the first five months of fiscal 2009 is approximately 3.2%, which is actually below its historical norm of 5 to 6%.

Ms. Karen J. Garnett
Securities and Exchange Commission
March 26, 2009

Note 12. Income Taxes, page 58
54.	Please tell us and disclose in future filings what caused the significant changes in your deferred tax asset balance. Specifically, please describe how the deferred tax asset Unrealized tax gain on MMDA agreement arose. Additionally, please reconcile the difference between the operating loss carryforwards of $17 million in the table on page 59, to your disclosure on page 60 that your wholly-owned subsidiaries have approximately $322 million of state operating loss carryforwards.

Response:
The marketing fee on the MMDA agreement that TD AMERITRADE has with TD Bank USA (as described in Note 20 on page 69 of the Annual Report on Form 10-K) could, under U.S. tax principles, be considered an “interest in” the underlying securities held by the Bank, which are supported by the client MMDA balances. Accordingly, any unrealized gain or loss with respect to such underlying securities must be included in the computation of TD AMERITRADE’s current taxable income, with a corresponding increase in the related tax basis. Such treatment under U.S. tax principles creates a temporary difference under paragraph 13 of SFAS 109. Because of the fixed rate and duration of certain underlying securities, coupled with a significant decline in market interest rates, the unrealized tax gain increased significantly during fiscal 2008. TD AMERITRADE will add disclosure regarding the nature of the deferred tax asset related to the MMDA agreement in future Forms 10-K.

The $322 million of state net operating loss carryovers disclosed by TD AMERITRADE is the gross amount of such losses which may be claimed in certain states by various subsidiaries of TD AMERITRADE. The $17 million deferred tax asset disclosed in the table represents the expected tax effect of such losses at the appropriate state income tax rates (at an approximately 8% blended state rate), reduced by the related 35% federal tax benefit.
TD AMERITRADE Definitive Proxy Statement on Schedule 14A filed January 6, 2009
Nominees to Board of Directors, page 3
55.	Please tell us, and clarify in future filings, whether any of the TD Bank entities, such as TD Bank Financial Group and TD Waterhouse Canada, are affiliates of the registrant. Refer to Item 401(e)(1) of Regulation S-K.

Ms. Karen J. Garnett
Securities and Exchange Commission
March 26, 2009

Response:
We advise the Staff that TD Bank Financial Group, while not an entity, refers to The Toronto-Dominion Bank and its subsidiaries, including TD Waterhouse Canada. The Toronto-Dominion Bank and its controlled affiliates are affiliates of TD AMERITRADE. TD AMERITRADE will make these relationships clearer in future filings.
Elements of Compensation, page 18
56.	Please explain your approach to apportioning the annual incentive award between cash and equity payments.

Response:
TD AMERITRADE’s compensation program is designed to be competitive in terms of retention value while aligning the interests of our executives with those of our stockholders. With this in mind, as described on page 18 of the proxy statement, the Compensation Committee established a targeted overall compensation level, including salary and incentive compensation — with incentive compensation being composed of annual cash and equity — for each executive position. The Compensation Committee established a formula for allocating between cash and equity compensation based on third-party market information obtained from McLagen, Mercer and Towers Perrin. The market data reflected similar positions at companies in the primary peer group or companies of a similar size/scope, such as A.G. Edwards, Inc., The Charles Schwab Corporation, E*TRADE Financial Corporation, Jeffries Group, Inc., Piper Jaffray & Co., and Raymond James Financial, Inc.
57.	We note your disclosure on page 19 of the percentage of total compensation that is subject to performance-based objectives for each of your named officers. Please tell us, and disclose in future filings, how each of the percentage amounts was established. Please refer to Item 402(b)(2)(vii) of Regulation S-K.

Response:
As discussed in response to the Staff’s comment number 56 above, for fiscal 2008, the Compensation Committee established a targeted overall total compensation level, including salary and incentive compensation for each executive position after considering data provided by Mercer and others for similarly situated positions at companies in or similar to those in the primary peer group. Consistent with the Company’s overall pay-for-performance principles, a large percentage of the total compensation package is paid

Ms. Karen J. Garnett
Securities and Exchange Commission
March 26, 2009

only after satisfying specific performance objectives. The Compensation Committee determined the appropriate target total compensation for each of our named executive officers after considering the market data provided by Mercer and other third party surveys. TD AMERITRADE has designed its compensation plans so that as total targeted compensation increases so too does the percentage of performance-based compensation, thereby establishing progressively higher percentages of performance-based compensation for NEOs. TD AMERITRADE will disclose this information in future proxy filings.
58.	Please confirm that in future filings you will provide the peer group benchmarks that you applied to each of your named executive officers. We note that you did not disclose the benchmark for Mr. Gerber’s targeted overall compensation package.

Response:
In response to the Staff’s comment, TD AMERITRADE confirms that in future filings it will provide the peer group benchmarks that the Compensation Committee applied to each of its named executive officers.
Annual Incentive Award, page 21
59.	We note that the compensation committee approved annual incentive awards equal to 185% of the target annual incentive based on the achieved $1.33 EPS level. Please tell us why the amounts appearing in the summary compensation table appear to be less than 185% of the target incentive payment amounts. For instance, Mr. Moglia’s $15,150,000 cash payment does not appear to represent 185% of the $9,000,000 target amount shown on page 18.

Response:
In response to the Staff’s comment, we submit that the amounts in the “Non-Equity Incentive Plan Compensation” column of the Summary Compensation Table are less than 185% of the “Target Annual Cash Incentive” amounts shown on page 18 for Messrs. Moglia, Gerber, Ricketts and Tomczyk because the Compensation Committee exercised negative discretion to reduce the awards to a smaller amount. For example, Mr. Moglia’s payout calculated to $16,650,000 (185% of $9,000,000), but the Compensation Committee exercised negative discretion to reduce the award by $1,500,000 to $15,150,000. The payouts for Messrs. Kelley, Armstrong and Engel were equal to 185% of the Target Annual Cash Incentive amounts.

Ms. Karen J. Garnett
Securities and Exchange Commission
March 26, 2009

60.	We note risk factor disclosure on page 15 of your 10-K, which states that some of your directors are also officers or directors of TD. We also note that revenues related to money market sweep arrangements with TD accounted for approximately 33% of your net revenues. Please tell us why you have not included a discussion of the market sweep arrangements, and any other material transactions with TD, in this section of your proxy statement. Also, tell us whether these arrangements were reviewed by the OID Committee.

Response:
We have not included a discussion of the money market deposit account agreement and other transactions with The Toronto-Dominion Bank in the annual incentive award section of the CD&A in the proxy statement because TD AMERITRADE does not believe that the details of the underlying sources or nature of revenue are relevant to the discussion and analysis of the design and implementation of the annual incentive award granted to management, none of whom are directors or officers of The Toronto-Dominion Bank. The determination of the annual incentive for fiscal year 2009 will be based on EPS and the CEO goals, which are the metrics, approved by the compensation committee, determined to be most indicative of the success of TD AMERITRADE and its NEOs. None of these metrics are based on the level of revenue derived from The Toronto-Dominion Bank. In other words, TD AMERITRADE does not consider the related-party nature of revenues derived from the money market deposit account agreement any more relevant and appropriate for disclosure in the CD&A than any other source of revenue, growth or improvement, which, for example, may come at the expense of competitors or be derived from other products or services. TD AMERITRADE believes that the CD&A included in the proxy statement satisfies the purpose of providing material information necessary to understand TD AMERITRADE’s compensation policies and decisions without discussing the details of any particular revenue stream or other component of EPS.

The money market deposit account agreement was reviewed by the independent members of the board of directors (prior to the acquisition of TD Waterhouse) and thereafter for amendments by the audit committee and now the OID committee. TD AMERITRADE’s policies and procedures for the review, approval or ratification of related party transactions are described on page 39 of the proxy statement.

Ms. Karen J. Garnett
Securities and Exchange Commission
March 26, 2009

thinkorswim Annual Report on Form 10-K for the fiscal year ended December 31, 2008
61.	Please be advised that we will review the report after it is filed and we may have additional comments.

Response:
We acknowledge that the Staff may have additional comments following review of the thinkorswim annual report on Form 10-K, and ask to be advised at this time whether the Staff will have additional comments and, if so, the timing of communicating them to us.
*****
Please do not hesitate to telephone me at (415) 947-2011 with any questions regarding our proposed responses to your comments.

Very truly yours, WILSON SONSINI GOODRICH & ROSATI Professional Corporation
/s/ Michael S. Ringler
Michael S. Ringler

cc:	David L. Lambert, TD AMERITRADE Holding Corporation
Ida K. Kane, thinkorswim Group Inc.
Larry W. Sonsini, Wilson Sonsini Goodrich & Rosati Professional Corporation
Martin W. Korman, Wilson Sonsini Goodrich & Rosati Professional Corporation
Ethan A. Klingsberg, Cleary Gottlieb Steen & Hamilton LLP
Benet J. O’Reilly, Cleary Gottlieb Steen & Hamilton LLP
Enclosures

[DRAFT]
TD AMERITRADE Holding Corporation
4211 South 102nd Street
Omaha, Nebraska 68127
     Re: Securities Being Registered under Registration Statement on Form S-4
Ladies and Gentlemen:
     We have examined the Registration Statement on Form S-4 filed by you with the Securities and Exchange Commission, Registration Number 333-157208 (the “Registration Statement”), in connection with the registration under the Securities Act of 1933, as amended, of shares of your common stock, par value $0.01 per share (the “Shares”), to be issued to stockholders of thinkorswim Group Inc., a Delaware corporation (“thinkorswim”), in connection with the mergers (the “Transaction”) contemplated by the Agreement and Plan of Merger by and among you, thinkorswim, Tango Acquisition Corporation One and Tango Acquisition Corporation Two, dated January 8, 2009 (the “Merger Agreement”).
     As your counsel in connection with the Transaction, we have examined the proceedings taken and are familiar with the proceedings proposed to be taken by you in connection with the issuance of the Shares in the Transaction. We have relied, without independent verification, on certificates of public officials and, as to matters of fact material to the opinions set forth below, on information obtained from certain of your officers and other sources believed by us to be responsible.
     Based upon the foregoing and subject to the qualifications set forth below, it is our opinion that, as of the date hereof, the Shares have been duly authorized by all necessary corporate action on your part and, upon issuance, delivery and payment therefor in the manner contemplated by the Merger Agreement and the Registration Statement, the Shares will be validly issued, fully paid and non-assessable.
     We are members of the bar of the State of California. We do not express any opinion on any laws other than the laws of the State of California, the General Corporation Law of the State of Delaware, and the federal securities laws of the United States of America.

[DRAFT]
[    ], 2009

     We hereby consent to the use of this opinion as an exhibit to the Registration Statement, and further consent to the use of our name whenever appearing in the Registration Statement and any amendments thereto.
Sincerely,
WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

[DRAFT]
[  ], 2009
TD AMERITRADE Holding Corporation
4211 South 102nd Street
Omaha, Nebraska 68127
Ladies and Gentlemen:
     We have acted as counsel to TD AMERITRADE Holding Corporation, a Delaware corporation (“Parent”), in connection with the preparation and execution of the Agreement and Plan of Merger, dated as of January 8, 2009 (the “Agreement”), by and among Parent, Tango Acquisition Corporation One, a Delaware corporation and a direct wholly owned subsidiary of Parent (“Merger Sub One”), Tango Acquisition Corporation Two, a Delaware corporation and a direct wholly owned subsidiary of Parent (“Merger Sub Two”), and thinkorswim Group Inc., a Delaware corporation (“Company”).
     Pursuant to the Agreement, Merger Sub One will merge with and into Company, with Company as the surviving corporation (the “First Step Merger”). Immediately after the effective time of the First Step Merger, and as part of one integrated plan, Company will merge with and into Merger Sub Two, with Merger Sub Two as the surviving corporation (the “Second Step Merger” and, taken together with the First Step Merger, the “Integrated Merger”). The Integrated Merger and certain other matters contemplated by the Agreement are described in the Registration Statement on Form S-4 (the “Registration Statement”) of Parent, which includes the proxy statement/prospectus relating to the Integrated Merger (the “Prospectus”). This opinion is being rendered pursuant to the requirements of Item 21(a) of Form S-4 under the Securities Act of 1933, as amended. Unless otherwise indicated, any capitalized terms used herein and not otherwise defined have the meaning ascribed to them in the Agreement or the Registration Statement. All section references, unless otherwise indicated, are to the Internal Revenue Code of 1986, as amended (the “Code”).
     In connection with this opinion, we have examined and are familiar with the Agreement, the Registration Statement, tax representation letters provided to us by Company and by Parent, Merger Sub One, Merger Sub Two (the “Tax Representation Letters”), and such other presently existing documents, records and matters of law as we have deemed necessary or appropriate for purposes of our opinion. In addition, we have assumed, without any independent investigation or examination thereof (i) that the First Step Merger and the Second Step Merger will be consummated in accordance with the provisions of the Agreement and in the manner contemplated by the Prospectus, and will be effective under applicable state law, and that the parties have complied with and, if applicable, will continue to comply with, the covenants, conditions and other provisions contained in the Agreement without any waiver, breach or amendment thereof; (ii) the continuing truth and accuracy at all times through the effective time of the Second Step Merger (the “Effective Time”) of the statements, representations and warranties made by Parent, Merger Sub One, Merger Sub Two, and Company in the Agreement, the Prospectus, the Tax Representation Letters, or otherwise made to us; and (iii) that any such statements, representations or warranties made “to the knowledge,” or based on the belief or intention, of Parent, Merger Sub One,

[DRAFT]
TD AMERITRADE Holding Corporation
[  ], 2009

Merger Sub Two, or Company, or similarly qualified, are true and accurate, and will continue to be true and accurate at all times through the Effective Time, without such qualification.
     Based upon and subject to the foregoing, and to the limitations, qualifications, assumptions, and caveats set forth herein and in the Prospectus, we are of the opinion that (i) the Integrated Merger will qualify for U.S. federal income tax purposes as a “reorganization” within the meaning of Section 368(a) of the Code, and (ii) the discussion contained in the Registration Statement under the caption “Material United States Federal Income Tax Consequences of the Merger,” insofar as such discussion purports to constitute a summary of U.S. federal income tax laws and regulations or legal conclusions with respect thereto, is accurate in all material respects.
     This opinion represents and is based upon our best judgment regarding current U.S. federal income tax laws including the Code, existing judicial decisions, administrative regulations and published rulings and procedures. Because this opinion is being delivered prior to the Effective Time, it must be considered prospective and dependent on future events. There can be no assurance that changes in the law will not take place that could affect the U.S. federal income tax consequences of the Integrated Merger, or that contrary positions may not be taken by the Internal Revenue Service or the courts. In the event any of the facts, statements, descriptions, covenants, representations, warranties, or assumptions upon which we have relied is incorrect, our opinion might be adversely affected and may not be relied upon.
     This opinion addresses only matters set forth herein. This opinion does not address any other U.S. federal tax consequences or any state, local, or foreign tax consequences that may result from the Integrated Merger or any other transaction (including any transaction contemplated by the Agreement or undertaken in connection with or in contemplation of the Integrated Merger).
     This opinion is furnished to you solely in connection with the Registration Statement and may not be relied upon for any other purpose or by any other person without our prior written consent; provided, however, that it may be relied upon by persons entitled to rely upon it pursuant to applicable provisions of federal securities laws. We hereby consent to the filing of this opinion as Exhibit 8.1 to the Registration Statement. We also consent to the reference to our firm name wherever appearing in the Registration Statement with respect to the discussion of the material U.S. federal income tax consequences of the Integrated Merger, including the Prospectus constituting a part thereof, and any amendment thereto.

[DRAFT]
TD AMERITRADE Holding Corporation
[   ], 2009

In giving this consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended, or the rules and regulations of the Securities and Exchange Commission thereunder, nor do we thereby admit that we are experts with respect to any part of such Registration Statement within the meaning of the term “experts” as used in the Securities Act of 1933, as amended, or the rules and regulations of the Securities and Exchange Commission thereunder.
Very truly yours,
WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

[DRAFT]
     Writer’s Direct Dial: (212) 225-2140
          E-Mail: jduncan@cgsh.com
                [  ], 2009
thinkorswim Group Inc.
45 Rockefeller Plaza, Suite 2012
New York, NY 10111
Ladies and Gentlemen:
     We have acted as special counsel to thinkorswim Group Inc., a Delaware corporation (the “Company”), in connection with the proposed merger (the “Merger”) between the Company and Tango Acquisition Corporation One, a Delaware corporation and direct wholly-owned subsidiary of TD Ameritrade Holding Corporation, a Delaware corporation (“Parent”) (“Merger Sub One”), and Tango Acquisition Corporation Two, a Delaware corporation and direct wholly-owned subsidiary of Parent (“Merger Sub Two” and together with Merger Sub One, the “Merger Subs”) pursuant to the Agreement and Plan of Merger, dated as of January 8, 2009 (the “Agreement”), by and among the Company, Parent and the Merger Subs. At your request, and in connection with the Registration Statement on Form S-4 of the Parent filed with the Securities and Exchange Commission in connection with the Merger (as amended through the date hereof, the “Registration Statement”), we are rendering our opinion concerning the material federal income tax consequences of the Merger. Any capitalized term used and not defined herein has the meaning given to it in the Agreement.
     For purposes of the opinion set forth below, we have relied, with the consent of the Company, the consent of the Parent and the consent of the Merger Subs upon the accuracy and completeness of the factual statements and representations (which statements and representations we have neither investigated nor verified) contained, respectively, in certain letters to us from the officers of the Company and the Parent dated the date hereof (which letter will have to be redelivered and executed immediately prior to the Effective Time of the Merger), and have assumed that such factual statements and representations are true, correct and complete as of the date hereof and will continue to be accurate and complete as of the appropriate effective time (as if made as of such time) and that all such factual statements and representations made to

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the knowledge of any person or entity or with similar qualification are and will be true and correct as if made without such qualification. We have also relied upon the accuracy of the Registration Statement and the Proxy Statement contained therein, each as amended or supplemented through the date hereof.
     We have also assumed that: (i) the transactions contemplated by the Agreement will be consummated in accordance therewith and as described in the Proxy Statement (and no transaction or condition described therein and affecting this opinion will be waived by any party) and (ii) the Merger will be reported by the Company, the Parent and the Merger Subs on their respective federal income tax returns in a manner consistent with the opinion set forth below.
     Based upon and subject to the foregoing, it is our opinion, under currently applicable U.S. federal income tax law, that (i) the Merger will be treated as a reorganization within the meaning of Section 368(a) of the Code; and (ii) the discussion contained in the Registration Statement under the caption “Material United States Federal Income Tax Consequences of the Merger,” insofar as such discussion purports to constitute a summary of U.S. federal income tax laws and regulations or legal conclusions with respect thereto, is accurate in all material respects.
     We express no opinion on any issue relating to the tax consequences of the Merger other than those set forth above. Our opinion is based upon the Code, published judicial decisions, administrative regulations and published rulings and procedures as in existence on the date hereof. Future legislative, judicial or administrative changes, on either a prospective or retroactive basis, could affect our opinion. Further, our opinion is not binding upon the Internal Revenue Service or the courts, and there is no assurance that the Internal Revenue Service or a court will not take a contrary position. We undertake no responsibility to advise you of any future change in the matters stated herein or in the federal income tax laws or the application or interpretation thereof.
     We hereby consent to the filing of this opinion with the Securities and Exchange Commission as an exhibit to the Registration Statement and to the references therein to us. In giving such consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended. We are furnishing this opinion solely in connection with the filing of the Registration Statement and this opinion is not to be relied upon for any other purpose.

Very truly yours, CLEARY GOTTLIEB STEEN & HAMILTON LLP
By:
James A. Duncan, a Partner